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                                  F O R M    4
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person

Cali,                                John                                  R.
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(Last)                              (First)                             (Middle)

                 c/o Cali Realty Corporation, 11 Commerce Drive
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                                    (Street)

                               Cranford, NJ 07016
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(City)                               (State)                               (Zip)
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2. Issuer Name and Ticker of Trading Symbol

                          CALI REALTY CORPORATION (CLI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

                                       --
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4. Statement for Month/Year
                                   March, 1997
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

[ ] Director

[ ] 10% Owner

[X] Officer (give title below)

[ ] Other (specify below)
                             Chief Administrative Officer
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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENFICIALLY OWNED
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1. Title of Security (Instr. 3)                        2. Transaction Date      3. Transaction Code       4. Securities Acquired (A)
                                                          (Month/Day/Year)         (Instr. 8)                or Disposed of (D)
                                                                                                             (Instr. 3, 4 and 5)
                                                       -------------------      -------------------       --------------------------
                                                                                                                    (A) or
                                                                                Code           V          Amount      (D)     Price
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Common Stock, par value $.01/share                          3/21/97               M                        10,000     A     $17.25
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Common Stock, par value $.01/share                          3/21/97               M                        10,000     D     $33.6975
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                    TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENFICIALLY OWNED -- Continued
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1. Title of Security (Instr. 3)                        5. Amount of Securities      6. Ownership Form:        6. Nature of Indirect
                                                          Beneficially Owned           Direct (D) or             Beneficial
                                                          at End of Month              Indirect (I)              Ownership
                                                          (Instr. 4)                   (Instr. 4)                (Instr. 4)
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Common Stock, par value $.01/share                          55,555                          D
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                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security    2. Conversion       3. Transaction Date      4. Transaction Code      5. Number of Derivative
   (Instr. 3)                         Or Exercise         (Month/Day/Year)         (Instr. 8)               Securities Acquired (A)
                                      Price of                                                              or Disposed of (D)
                                      Derivative                                                            (Instr. 3, 4, and 5)
                                      Security
                                    -------------      -------------------      --------------------     ---------------------------
                                                                                  Code          V             (A)            (D)
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Common Stock Option (right to buy)      $17.25              3/21/97               M                                           10,000


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Units of Limited Partnership
Interest (1)

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(1) Units in Cali Realty, L.P., a Delaware limited partnership through which Cali Realty Corporation conducts its real estate activities.

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                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES) -- Continued
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1. Title of Derivative Security     6. Date                  7. Title and                     8. Price of
   (Instr. 3)                          Exercisable              Amount of                        Derivative
                                       and                      Underlying                       Security
                                       Expiration               Securities                       (Instr. 5)
                                       Date (Month/             (Instr. 3
                                       Day/Year)                and 4)
                                     --------------------    ----------------------------     --------------
                                     Date         Expira-                       Amount or
                                     Exer-        tion                            Number
                                     cisable      Date           Title          of Shares
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Common Stock Option (right to buy)   8/31/95      8/31/04    Common Stock,         10,000         (1)
                                                             Par value
                                                             $.01 per share
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Units of Limited Partnership                                 Common Stock,
Interest (2)                                                 Par value
                                                             $.01 per share
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(1) Granted without charge pursuant to the Employee Stock Option Plan of Cali Realty Corporation.
(2) Units in Cali Realty, L.P., a Delaware limited partnership, through which Cali Realty Corporation conducts its real estate activities.

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                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (E.G., PUTS, CALLS, WARRANTS, OPTION, CONVERTIBLE SECURITIES) -- Continued
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1. Title of Derivative Security         9. Number of Derivative            10. Ownership Form of              11. Nature of Indirect
   (Instr. 3)                              Securities Beneficially             Derivative Security:               Beneficial
                                           Owned at End of Month               Direct (D) or                      Ownership
                                           (Instr. 4)                          Indirect (I) (Instr. 4)            (Instr. 4)
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Common Stock Option (right to buy)              315,000                               D
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Units of Limited Partnership
Interest (1)                                     83,951                               D
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(1) Units in Cali Realty, L.P., a Delaware limited partnership, through which Cali Realty Corporation conducts its real estate activities.

Explanation of Responses:

X = Exercise
H = Cancelled


                         /s/John R. Cali                         4/10/97
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                         Signature of Reporting Person           Date